UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 22, 2002

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On April 18, 2002, the Company issued the following press release:

SECOND BANCORP MAINTAINS EARNINGS MOMENTUM

Warren, Ohio, April 18, 2002—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") reported first quarter 2002 net income of $4,683,000, 14.6% higher than the $4,087,000 reported for the same period last year. On a diluted basis, earnings per share for the quarter were $.47 or 14.6% above the $.41 reported a year ago. Excluding securities activity for the comparable quarters, operating income for the first quarter 2002 was $4,808,000 ($.48 per diluted share), 26.3% higher than the $3,806,000 ($.38 per diluted share) reported last year.

Key performance ratios also showed improvement over the same period in 2001. The Company's return on average assets (ROA) for the quarter was 1.11% compared to 1.08% last year and return on average equity (ROE) climbed to 14.39% from 14.09% a year ago. An ongoing focus on fee income generation helped continue the Company's recent trend of improving efficiency ratio, which finished the quarter at 59.46% compared to 60.94% for first quarter 2001.

Net interest margin was a significant contributor to the Company's earnings performance for the quarter improving to 3.72% from 3.43% a year ago. Second Bancorp Treasurer David L. Kellerman stated "We have begun to see some of the margin growth we positioned ourselves for when our balance sheet was restructured during the third quarter of 2000. Last year's rapidly and persistently falling interest rate environment delayed that margin improvement but recent rate stability has allowed our variable rate assets and liabilities to fully re-price and has begun to produce the anticipated earnings boost. A targeted improvement in core deposit balances and mix over the last year has also provided a solid base for margin expansion and expected growth in loan outstandings as the economy strengthens should continue to promote an upward trending margin."

Non-interest income for the quarter was $5.0 million, 8.9% ahead of results for the same period last year. The improvement was led by gains on sale of loans reflecting the Company's aggressive secondary market activity in mortgages. Though somewhat weaker than fourth quarter 2001 results due to a return to more normal mortgage lending levels, gains on sale of loans for the quarter nearly doubled results for the same period a year ago. Non-interest income growth was restrained during the quarter by a $193,000 loss in securities and trading activity compared to a $587,000 gain a year ago. Excluding securities transactions for both quarters, non-interest income for the quarter was 29.8% higher than was reported for the same period last year.

Non-interest expenses for the first quarter were $11.8 million, up from $10.1 million a year ago but lower than the $12.0 million reported for fourth quarter 2001. The year-over-year increase, partially resulting from the Company's acquisition of Commerce Exchange Corporation in October 2001, was led by salary and employee benefit costs, which increased by $1.1 million and by higher professional service and other operating costs.

Credit quality continues to be a focal point for the Company with non-performing assets increasing by $3 million over year-ago levels. Despite the increase in non-performing loans reflecting the slow down in economic activity during the last several quarters, net loan charge-offs for the three-month period were held to $744,000 (.27% of average loans outstanding) and the Company's loan loss reserve remained at a solid 1.52% of quarter-end loans.

President and Chief Executive Officer Rick L. Blossom, commenting on first quarter performance and the prospects for the remainder of the year indicated, "The just completed reporting period continues our six quarter trend of improved earnings. We continue to be convinced that we have the right plan and the right people in place to meet future challenges and grow the value of this franchise. The positive performance of our stock during the quarter suggests that the markets are recognizing our potential and the progress we have made toward reaching our aggressive medium-to-long term goals."

Second Bancorp previously announced a 5.9% increase in its quarterly dividend to $.18 per share (an annualized $.72) payable April 30, 2002 to record holders as of April 15, 2002. That action maintains Second Bancorp's record of having increased its dividend in each of the sixteen years since its incorporation.

In an unrelated matter, the Company announced the retirements of Alan G. Brant and John C. Gibson as active members of Second Bancorp's Board of Directors. Mr. Blossom further stated "Al Brant, Second Bancorp's former President and CEO, and Jack Gibson have both served the Company and its subsidiary Second National Bank with great distinction for many years. Though their counsel and experience will be missed, I am glad to announce that both have been appointed to the honorary position of Director Emeritus of the Company. We are gratified that both of them will be maintaining their association with Second Bancorp."

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.7 billion financial holding company providing a full range of commercial and consumer banking, trust, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiary Second National Bank's network of 37 retail banking centers.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)

	March 2002	Dec. 2001	Sept. 2001	June 2001	March 2001
Earnings:					
Net interest income	$ 14,157	$ 13,503	$ 12,473	$ 12,298	$ 11,916
Provision for loan losses	933	1,627	988	1,342	761
Non-interest income	5,157	5,845	4,420	4,630	3,972
Security (losses) gains	(173)	2	123	(12)	529
Trading account (losses) gains	(20)	0	(52)	13	58
Non-interest expense	11,797	12,001	10,082	9,805	10,051
Federal income taxes	1,708	1,388	1,493	1,524	1,475
Income before accounting change	**4,683**	**4,334**	**4,401**	**4,258**	**4,188**
Cumulative effect of accounting change, net of tax	0	0	0	0	(101)
Net income	$ **4,683**	$ **4,334**	$ **4,401**	$ **4,258**	$ **4,087**
Per share:					
Basic earnings before accounting change	n/a	n/a	n/a	n/a	$ 0.42
Basic earnings	0.47	0.43	0.43	0.42	0.41
Diluted earnings before accounting change	n/a	n/a	n/a	n/a	0.42
Diluted earnings	0.47	0.43	0.43	0.42	0.41
Common dividends	0.18	0.17	0.17	0.17	0.17
Book value	12.96	12.90	13.04	12.29	12.20
Tangible book value	11.11	11.10	12.90	12.15	12.04
Market value	24.25	21.61	20.50	22.90	17.50
Weighted average shares outstanding:					
Basic	9,944,671	9,988,137	10,033,365	10,007,904	10,020,097
Diluted	10,054,758	10,075,690	10,117,705	10,103,060	10,046,562
Period end balance sheet:					
Assets	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370	$ 1,571,831
Securities	411,897	417,496	407,004	380,262	377,561
Total loans	1,114,314	1,121,892	1,060,778	1,075,039	1,076,284
Reserve for loan losses	16,884	16,695	15,429	15,609	15,778
Deposits	1,131,199	1,123,131	1,057,291	1,059,758	1,061,556
Total shareholders' equity	128,853	128,299	130,766	123,107	121,968
Tier I capital	139,474	137,395	149,171	119,857	117,497
Tier I ratio	11.3%	11.3%	13.1%	10.4%	10.3%
Total capital	154,854	152,550	163,385	134,302	131,768
Total capital ratio	12.6%	12.6%	14.4%	11.6%	11.5%
Total risk-adjusted assets	1,228,918	1,210,858	1,135,902	1,155,561	1,141,685
Tier I leverage ratio	8.3%	8.2%	9.4%	7.6%	7.6%
Average balance sheet:					
Assets	$ 1,691,123	$ 1,685,148	$ 1,582,934	$ 1,570,016	$ 1,544,368
Earning assets	1,581,704	1,574,906	1,494,932	1,483,598	1,453,969
Loans	1,109,990	1,100,573	1,064,655	1,074,936	1,072,460
Deposits	1,129,829	1,109,855	1,061,537	1,063,415	1,046,349
Shareholders' equity	130,152	131,262	126,950	121,840	118,879
Key ratios: (%) (1)					
Return on average assets (ROA)	1.11	1.08	1.11	1.08	1.08
Return on average shareholders' equity (ROE)	14.39	13.81	13.87	13.98	14.09
Net interest margin	3.72	3.57	3.49	3.47	3.43
Net overhead	1.68	1.49	1.53	1.39	1.66
Efficiency ratio	59.46	58.74	57.89	56.00	60.94
Credit quality:					
Non-accrual loans	$ 5,313	$ 5,004	$ 4,273	$ 4,666	$ 5,163
Restructured loans	0	258	358	38	40
90 day past due and accruing	6,257	5,304	4,693	5,415	3,849
Non-performing loans	11,570	10,566	9,324	10,119	9,052
Other real estate owned	1,423	1,399	1,322	1,063	918
Non-performing assets	$ 12,993	$ 11,965	$ 10,646	$ 11,182	$ 9,970
Charge-offs	$ 1,285	$ 2,458	$ 1,343	$ 1,808	$ 862
Recoveries	541	219	175	297	662
Net charge-offs	$ 744	$ 2,239	$ 1,168	$ 1,511	$ 200
Reserve for loan losses as a percent of period-end loans (%)	1.52	1.49	1.45	1.45	1.47
Net charge-offs (annualized) as a percent of average loans (%)	0.27	0.81	0.44	0.56	0.07
Non-performing loans as a percent of loans	1.04	0.94	0.88	0.94	0.84

Non-performing assets as a percent of assets	0.77	0.71	0.66	0.71	0.63

(1) Based on income before accounting change and excludes merger costs.

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Year-to-Date Data
(Dollars in thousands, except per share data)

	March 2002	Dec. 2001	Sept. 2001	June 2001	March 2001
Earnings:					
Net interest income	$ 14,157	$ 50,190	$ 36,687	$ 24,214	$ 11,916
Provision for loan losses	933	4,718	3,091	2,103	761
Non-interest income	5,157	18,867	13,022	8,602	3,972
Security gains (losses)	(173)	642	640	517	529
Trading account gains (losses)	(20)	19	19	71	58
Non-interest expense	11,797	41,939	29,938	19,856	10,051
Federal income taxes	1,708	5,880	4,492	2,999	1,475
Income before accounting change	**4,683**	**17,181**	**12,847**	**8,446**	**4,188**
Cumulative effect of accounting change, net of tax	0	(101)	(101)	(101)	(101)
Net income	**$ 4,683**	**$ 17,080**	**$ 12,746**	**$ 8,345**	**$ 4,087**
Per share:					
Basic earnings before accounting change	n/a	$ 1.72	$ 1.28	$ 0.84	$ 0.42
Basic earnings	0.47	1.70	1.27	0.83	0.41
Diluted earnings before accounting change	n/a	1.71	1.27	0.84	0.42
Diluted earnings	0.47	1.69	1.26	0.83	0.41
Common dividends	0.18	0.68	0.51	0.34	0.17
Book value	12.96	12.90	13.04	12.29	12.20
Tangible book value	11.11	11.10	12.90	12.15	12.04
Market value	24.25	21.61	20.50	22.90	17.50
Weighted average shares outstanding:					
Basic	9,944,671	10,013,068	10,021,471	10,013,966	10,020,097
Diluted	10,054,758	10,080,005	10,087,935	10,079,973	10,046,562
Period end balance sheet:					
Assets	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370	$ 1,571,831
Securities	411,897	417,496	407,004	380,262	377,323
Total loans	1,114,314	1,121,892	1,060,778	1,075,039	1,076,284
Reserve for loan losses	16,884	16,695	15,429	15,609	15,778
Deposits	1,131,199	1,123,131	1,057,291	1,059,758	1,061,556
Total shareholders' equity	128,853	128,299	130,766	123,107	121,968
Tier I capital	139,474	137,395	149,171	119,857	117,497
Tier I ratio	11.3%	11.3%	13.1%	10.4%	10.3%
Total capital	154,854	152,550	163,385	134,302	131,768
Total capital ratio	12.6%	12.6%	14.4%	11.6%	11.5%
Total risk-adjusted assets	1,228,918	1,210,858	1,135,902	1,155,561	1,141,685
Tier I leverage ratio	8.3%	8.2%	9.4%	7.6%	7.6%
Average balance sheet:					
Assets	$ 1,691,123	$ 1,595,968	$ 1,565,914	$ 1,557,263	$ 1,544,368
Earning assets	1,581,704	1,502,164	1,477,650	1,468,866	1,453,969
Loans	1,109,990	1,078,196	1,070,655	1,073,705	1,072,460
Deposits	1,129,829	1,070,439	1,057,156	1,054,929	1,046,349
Shareholders' equity	130,152	124,773	122,586	120,368	118,879
Key ratios: (%) (1)					
Return on average assets (ROA)	1.11	1.09	1.09	1.08	1.08
Return on average shareholders' equity (ROE)	14.39	13.93	13.97	14.03	14.09
Net interest margin	3.72	3.49	3.47	3.45	3.43
Net overhead	1.68	1.51	1.52	1.52	1.66
Efficiency ratio	59.46	58.35	58.20	58.36	60.94
Credit quality:					
Non-accrual loans	$ 5,313	$ 5,004	$ 4,273	$ 4,666	$ 5,163
Restructured loans	0	258	358	38	40
90 day past due and accruing	6,257	5,304	4,693	5,415	3,849
Non-performing loans	11,570	10,566	9,324	10,119	9,052
Other real estate owned	1,423	1,399	1,322	1,063	918
Non-performing assets	$ 12,993	$ 11,965	$ 10,646	$ 11,182	$ 9,970
Charge-offs	$ 1,285	$ 6,471	$ 4,013	$ 2,670	$ 862
Recoveries	541	1,353	1,134	959	662
Net charge-offs	$ 744	$ 5,118	$ 2,879	$ 1,711	$ 200
Reserve for loan losses as a percent of period-end loans (%)	1.52	1.49	1.45	1.45	1.47
Net charge-offs (annualized) as a percent					

of average loans (%)	0.27	0.47	0.36	0.32	0.07
Non-performing loans as a percent of loans	1.04	0.94	0.88	0.94	0.84
Non-performing assets as a percent of assets	0.77	0.71	0.66	0.71	0.63

_____

(1)   Based on income before accounting change and excludes merger costs.

Second Bancorp Incorporated and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	March 31 2002	December 31 2001	September 30 2001	June 30 2001	March 31 2001
ASSETS					
Cash and due from banks	$ 36,397	$ 40,837	$ 32,441	$ 36,024	$ 36,937
Federal funds sold and other temp. investments	42,631	24,016	51,233	27,979	25,451
Securities:					
Trading	0	0	0	0	238
Available-for-sale	411,897	417,496	407,004	380,262	377,323
Total securities	411,897	417,496	407,004	380,262	377,561
Loans:					
Commercial	500,604	508,579	425,149	434,416	432,633
Consumer	317,858	316,097	318,614	322,776	314,290
Real estate	295,852	297,216	317,015	317,847	329,361
Total loans	1,114,314	1,121,892	1,060,778	1,075,039	1,076,284
Less reserve for loan losses	16,884	16,695	15,429	15,609	15,778
Net loans	1,097,430	1,105,197	1,045,349	1,059,430	1,060,506
Premises and equipment	16,737	16,416	16,650	17,122	17,533
Accrued interest receivable	9,596	10,272	10,272	9,759	10,118
Goodwill and intangible assets	28,187	26,578	8,328	7,547	6,157
Other assets	41,973	39,544	37,742	40,247	37,568
Total assets	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370	$ 1,571,831
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Demand — non-interest bearing	$ 138,107	$ 144,953	$ 111,539	$ 109,477	$ 105,920
Demand — interest bearing	99,284	105,221	94,831	90,077	86,124
Savings	335,460	276,628	234,601	234,314	239,661
Time deposits	558,348	596,329	616,320	625,890	629,851
Total deposits	1,131,199	1,123,131	1,057,291	1,059,758	1,061,556
Federal funds purchased and securities sold under agreements to repurchase	108,951	107,279	110,071	117,275	119,684
Note payable	0	0	0	1,000	1,000
Other borrowed funds	724	5,853	5,745	4,981	46
Accrued expenses and other liabilities	12,661	10,200	11,185	10,802	10,986
Federal Home Loan Bank advances	272,005	275,152	267,301	261,447	256,591
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,455	30,442	26,660	0	0
Total liabilities	1,555,995	1,552,057	1,478,253	1,455,263	1,449,863
Shareholders' equity:					
Common stock, no par value; 30,000,000 shares authorized;	37,722	37,453	37,424	37,166	36,953
Treasury stock	(17,397)	(16,798)	(15,072)	(14,740)	(14,740)
Other comprehensive income	1,424	3,434	6,850	1,810	2,950
Retained earnings	107,104	104,210	101,564	98,871	96,805
Total shareholders' equity	128,853	128,299	130,766	123,107	121,968
Total liabilities and shareholders' equity	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370	$ 1,571,831
Miscellaneous data:					
Common shares issued	10,856,360	10,832,810	10,828,310	10,802,510	10,785,760
Treasury shares	911,689	883,494	801,512	785,000	785,000
Bank owned life insurance (in other assets)	$ 31,858	$ 31,449	$ 31,041	$ 30,645	$ 30,270
Loans serviced for others	$ 936,559	$ 812,774	$ 652,337	$ 565,044	$ 487,253
Mortgage servicing rights	$ 10,006	$ 8,313	$ 6,560	$ 5,688	$ 4,261
Goodwill	14,645	14,645	1,014	1,061	1,107
Other intangibles	3,536	3,620	754	798	789
Total goodwill and intangibles assets	$ 28,187	$ 26,578	$ 8,328	$ 7,547	$ 6,157

Second Bancorp Incorporated and Subsidiaries

Consolidated Statements of Income
Quarterly Data
(Dollars in thousands, except per share data)

	March 2002	Dec. 2001	Sept. 2001	June 2001	March 2001
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 20,471	$ 20,764	$ 21,015	$ 21,751	$ 22,101
Exempt from federal income taxes	243	257	268	279	288
Securities:					
Taxable	5,322	5,716	5,471	5,302	5,125
Exempt from federal income taxes	774	789	800	775	773
Federal funds sold and other temp. investments	213	268	326	298	191
Total interest income	27,023	27,794	27,880	28,405	28,478
INTEREST EXPENSE					
Deposits	7,674	8,882	10,467	11,192	11,469
Federal funds purchased and securities sold under agreements to repurchase	566	727	937	1,053	1,187
Note Payable	0	0	13	16	18
Other borrowed funds	16	15	23	15	37
Federal Home Loan Bank advances	3,877	3,939	3,946	3,831	3,851
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	733	728	21	0	0
Total interest expense	12,866	14,291	15,407	16,107	16,562
Net interest income	14,157	13,503	12,473	12,298	11,916
Provision for loan losses	933	1,627	988	1,342	761
Net interest income after provision for loan losses	13,224	11,876	11,485	10,956	11,155
NON-INTEREST INCOME					
Service charges on deposit accounts	1,320	1,424	1,344	1,273	1,261
Trust fees	786	604	761	749	756
Gain on sale of loans	1,544	2,531	1,394	1,106	783
Trading account (losses) gains	(20)	0	(52)	13	58
Security (losses) gains	(173)	2	123	(12)	529
Other operating income	1,507	1,286	921	1,502	1,172
Total non-interest income	4,964	5,847	4,491	4,631	4,559
NON-INTEREST EXPENSE					
Salaries and employee benefits	6,309	5,941	5,313	5,096	5,194
Net occupancy	1,137	1,084	1,001	1,062	1,116
Equipment	1,202	883	1,038	921	1,049
Professional services	485	716	320	397	343
Assessment on deposits and other taxes	329	321	415	405	401
Amortization of goodwill and other intangibles	110	135	81	80	81
Merger costs	0	305	0	0	0
Other operating expenses	2,225	2,616	1,914	1,844	1,867
Total non-interest expense	11,797	12,001	10,082	9,805	10,051
Income before federal income taxes	6,391	5,722	5,894	5,782	5,663
Income tax expense	1,708	1,388	1,493	1,524	1,475
Income before accounting change	4,683	4,334	4,401	4,258	4,188
Cumulative effect of accounting change, net of tax	0	—	—	—	(101)
Net income	$ 4,683	$ 4,334	$ 4,401	$ 4,258	$ 4,087
NET INCOME PER COMMON SHARE:					
Basic before accounting change	$ 0.47	$ 0.43	$ 0.44	$ 0.42	$ 0.42
Basic	$ 0.47	$ 0.43	$ 0.44	$ 0.42	$ 0.41
Diluted before accounting change	$ 0.47	$ 0.43	$ 0.43	$ 0.42	$ 0.42
Diluted	$ 0.47	$ 0.43	$ 0.43	$ 0.42	$ 0.41
Weighted average common shares outstanding:					
Basic	9,944,671	9,988,137	10,033,365	10,007,904	10,020,097
Diluted	10,054,758	10,075,690	10,117,705	10,103,060	10,046,562
Note: Fully taxable equivalent adjustment	$ 548	$ 563	$ 575	$ 568	$ 571

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income

Year-to-Date Data
(Dollars in thousands, except per share data)

	March 2002	Dec. 2001	Sept. 2001	June 2001	March 2001
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 20,471	$ 85,631	$ 64,867	$ 43,852	$ 22,101
Exempt from federal income taxes	243	1,092	835	567	288
Securities:					
Taxable	5,322	21,614	15,898	10,427	5,125
Exempt from federal income taxes	774	3,137	2,348	1,548	773
Federal funds sold and other temp. investments	213	1,083	815	489	191
Total interest income	27,023	112,557	84,763	56,883	28,478
INTEREST EXPENSE					
Deposits	7,674	42,010	33,128	22,661	11,469
Federal funds purchased and securities sold under agreements to repurchase	566	3,904	3,177	2,240	1,187
Note Payable	0	47	47	34	18
Other borrowed funds	16	90	75	52	37
Federal Home Loan Bank advances	3,877	15,567	11,628	7,682	3,851
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	733	749	21	0	0
Total interest expense	12,866	62,367	48,076	32,669	16,562
Net interest income	14,157	50,190	36,687	24,214	11,916
Provision for loan losses	933	4,718	3,091	2,103	761
Net interest income after provision for loan losses	13,224	45,472	33,596	22,111	11,155
NON-INTEREST INCOME					
Service charges on deposit accounts	1,320	5,302	3,878	2,534	1,261
Trust fees	786	2,870	2,266	1,505	756
Gain on sale of loans	1,544	5,814	3,283	1,889	783
Trading account (losses) gains	(20)	19	19	71	58
Security (losses) gains	(173)	642	640	517	529
Other operating income	1,507	4,881	3,595	2,674	1,172
Total non-interest income	4,964	19,528	13,681	9,190	4,559
NON-INTEREST EXPENSE					
Salaries and employee benefits	6,309	21,544	15,603	10,290	5,194
Net occupancy	1,137	4,263	3,179	2,178	1,116
Equipment	1,202	3,891	3,008	1,970	1,049
Professional services	485	1,776	1,060	740	343
Assessment on deposits and other taxes	329	1,542	1,221	806	401
Amortization of goodwill and other intangibles	110	377	242	161	81
Merger costs	0	305	0	0	0
Other operating expenses	2,225	8,241	5,625	3,711	1,867
Total non-interest expense	11,797	41,939	29,938	19,856	10,051
Income before federal income taxes	6,391	23,061	17,339	11,445	5,663
Income tax expense	1,708	5,880	4,492	2,999	1,475
Income before accounting change	4,683	17,181	12,847	8,446	4,188
Cumulative effect of accounting change, net of tax	0	(101)	(101)	(101)	(101)
Net income	$ 4,683	$ 17,080	$ 12,746	$ 8,345	$ 4,087
NET INCOME PER COMMON SHARE:					
Basic before accounting change	$ 0.47	$ 1.72	$ 1.28	$ 0.84	$ 0.42
Basic	$ 0.47	$ 1.70	$ 1.27	$ 0.83	$ 0.41
Diluted before accounting change	$ 0.47	$ 1.71	$ 1.27	$ 0.84	$ 0.42
Diluted	$ 0.47	$ 1.69	$ 1.26	$ 0.83	$ 0.41
Weighted average common shares outstanding:					
Basic	9,944,671	10,013,068	10,021,471	10,013,966	10,020,097
Diluted	10,054,758	10,080,005	10,087,935	10,079,973	10,046,562
Note: Fully taxable equivalent adjustment	$ 548	$ 2,277	$ 1,714	$ 1,139	$ 571

Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets

For the Quarter Ended
(Dollars in Thousands)

ASSETS	March 2002	Dec. 2001	Sept. 2001	June 2001	March 2001
Cash and demand balances due from banks	$ 35,183	$ 44,615	$ 32,340	$ 30,980	$ 33,942
Federal funds sold and other temp. investments	51,953	47,585	37,091	27,222	12,146
Securities:					
Trading	123	99	52	141	165
Available-for-sale	419,638	426,649	393,134	381,299	369,198
Total securities	419,761	426,748	393,186	381,440	369,363
Loans:					
Commercial	505,782	492,110	427,029	434,445	425,127
Consumer	313,542	316,100	319,838	318,937	309,135
Real estate	290,666	292,363	317,788	321,554	338,198
Total loans	1,109,990	1,100,573	1,064,655	1,074,936	1,072,460
Reserve for loan losses	16,884	16,747	15,464	15,743	15,594
Net loans	1,093,106	1,083,826	1,049,191	1,059,193	1,056,866
Premises and equipment	16,449	16,716	17,061	17,448	17,923
Goodwill and intangible assets	27,169	20,309	7,985	6,471	6,067
Other	47,502	45,349	46,080	47,262	48,061
Total assets	$1,691,123	$1,685,148	$1,582,934	$1,570,016	$1,544,368
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 139,013	$ 134,160	$ 111,635	$ 110,124	$ 107,260
Demand deposits (interest bearing)	99,765	99,783	90,783	88,920	83,381
Savings	308,104	259,322	232,661	234,781	242,120
Time deposits	582,947	616,590	626,458	629,590	613,588
Total deposits	1,129,829	1,109,855	1,061,537	1,063,415	1,046,349
Federal funds purchased and securities sold under agreements to repurchase	114,128	130,769	112,029	111,816	109,724
Note payable	0	0	967	1,000	1,000
Borrowed funds	3,112	2,928	2,240	1,554	2,230
Accrued expenses and other liabilities	10,157	10,794	10,601	10,223	9,002
Federal Home Loan Bank advances	273,299	269,600	267,744	260,168	257,184
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,446	29,940	866	0	0
Total liabilities	1,560,971	1,553,886	1,455,984	1,448,176	1,425,489
Shareholders' equity:					
Common stock	37,568	37,438	37,331	37,046	36,945
Treasury shares	(17,281)	(15,924)	(14,814)	(14,739)	(14,465)
Other comprehensive income	4,449	7,312	4,548	2,364	1,493
Retained earnings	105,416	102,436	99,885	97,169	94,906
Total shareholders' equity	130,152	131,262	126,950	121,840	118,879
Total liabilities and shareholders' equity	$1,691,123	$1,685,148	$1,582,934	$1,570,016	$1,544,368

Second Bancorp Incorporated and Subsidiaries

Consolidated Average Balance Sheets
For the Year-to-date period ended:

(Dollars in Thousands)

ASSETS	March 2002	Dec. 2001	Sept. 2001	June 2001	March 2001
Cash and demand balances due from banks	$ 35,183	$ 35,490	$ 32,415	$ 32,453	$ 33,942
Federal funds sold	51,953	31,125	25,578	19,726	12,146
Securities:					
Trading	123	114	119	153	165
Available-for-sale	419,638	392,729	381,298	375,282	369,198
Total securities	419,761	392,843	381,417	375,435	369,363
Loans:					
Commercial	505,782	444,813	428,874	429,812	425,127
Consumer	313,542	316,032	316,009	314,063	309,135
Real estate	290,666	317,351	325,772	329,830	338,198
Total loans	1,109,990	1,078,196	1,070,655	1,073,705	1,072,460
Reserve for loan losses	16,884	15,889	15,600	15,669	15,594
Net loans	1,093,106	1,062,307	1,055,055	1,058,036	1,056,866
Premises and equipment	16,449	17,283	17,474	17,684	17,923
Goodwill and intangible assets	27,169	10,241	6,848	6,270	6,067
Other	47,502	46,679	47,127	47,659	48,061
Total assets	$1,691,123	$1,595,968	$1,565,914	$1,557,263	$1,544,368
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 139,013	$ 115,857	$ 109,689	$ 108,700	$ 107,260
Demand deposits (interest bearing)	99,765	90,762	87,722	86,166	83,381
Savings	308,104	242,242	236,486	238,430	242,120
Time deposits	582,947	621,578	623,259	621,633	613,588
Total deposits	1,129,829	1,070,439	1,057,156	1,054,929	1,046,349
Federal funds purchased and securities sold under agreements to repurchase	114,128	116,131	111,198	110,776	109,724
Note payable	0	740	989	1,000	1,000
Borrowed funds	3,112	2,240	2,008	1,890	2,230
Accrued expenses and other liabilities	10,157	10,161	9,948	9,616	9,002
Federal Home Loan Bank advances	273,299	263,719	261,737	258,684	257,184
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,446	7,765	292	0	0
Total liabilities	1,560,971	1,471,195	1,443,328	1,436,895	1,425,489
Shareholders' equity:					
Common stock	37,568	37,192	37,109	36,996	36,945
Treasury shares	(17,281)	(14,989)	(14,674)	(14,603)	(14,465)
Net unrealized holding gains	4,449	3,947	2,813	1,931	1,493
Retained earnings	105,416	98,623	97,338	96,044	94,906
Total shareholders' equity	130,152	124,773	122,586	120,368	118,879
Total liabilities and shareholders' equity	$1,691,123	$1,595,968	$1,565,914	$1,557,263	$1,544,368

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SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: April 22, 2002   /s/ David L. Kellerman
                                                     David L. Kellerman, Treasurer

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